Exhibit 4.2

Certain identified information has been excluded from this exhibit because it is both

(i) not material and (ii) would be competitively harmful if publicly disclosed. [***] indicates that information has been redacted.

Execution Copy

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED, OR OTHERWISE TRANSFERRED UNLESS SUCH TRANSACTION IS REGISTERED OR EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

Issue Date: December 13, 2019

SCA ACQUISITION HOLDINGS, LLC

WARRANT TO PURCHASE SHARES

This Warrant is issued to Amazon.com NV Investment Holdings LLC (the “Holder”) by SCA Acquisition Holdings, LLC (the “Company”). The Holder is entitled to exercise this Warrant to purchase equity of the Company (the “Warrant Shares”) as more particularly described in Exhibit A hereto (the “Schedule of Terms”), on the terms provided herein and in the Schedule of Terms. The Warrant Shares will vest and become exercisable in accordance with the vesting terms provided in the Schedule of Terms, and this Warrant is non-forfeitable with respect to vested Warrant Shares.

1. Exercise of Warrant

1.1 Exercise Period. This Warrant may be exercised by the Holder, in whole or in part, at any time during the Exercise Period (as defined in the Schedule of Terms); provided, however, that if such exercise would result in the Holder acquiring beneficial ownership of Warrant Shares (together with all other equity of the Company owned by the Holder at such time) with a value of or in excess of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), notification threshold applicable to the Holder (the “HSR Threshold”), and no exemption to filing a notice and report form under the HSR Act is applicable, then only such portion of this Warrant, which when exercised does not exceed the HSR Threshold, shall be exercised and the applicable Notice of Exercise shall be deemed to relate only to such portion of this Warrant, and the exercise of the remaining portion of this Warrant in excess of the HSR Threshold shall not occur until the expiration or early termination of the applicable waiting periods or receipt of applicable approval. The Exercise Period will be stayed during any waiting period imposed by the HSR Act or any other applicable antitrust or competition law.

1.2 Method of Exercise. The Holder may exercise this Warrant by delivering to the Company (a) this Warrant, (b) the Notice of Exercise attached as Exhibit B hereto, duly executed by the Holder, indicating whether the Holder elects to purchase Warrant Shares for cash or if the Holder elects to exercise on a net issuance basis and (c) if the Holder is not then a party thereto, a joinder to the Company’s Amended and Restated Limited Liability Company Agreement, as may be amended and restated from time to time (the “Company LLCA”) and Amended and Restated Stockholders’ Agreement, as may be amended and restated from time to time (the “Company SHA”); provided, that (a) the Holder shall not be bound by or subject to any term in the Company LLCA and/or the Company SHA that would (i) in any way, directly or indirectly, restrict, limit, impair, or restrain, or impose any requirement in respect of, the conduct and operation of the businesses of Amazon.com, Inc. or its affiliates, or permit any restriction, limitation, impairment, or restraint on, or the imposition of any requirement in respect of, the conduct and operation of the businesses of Amazon.com, Inc. or its affiliates, (ii) restrict the Holder from transferring any Warrant Shares to Amazon.com, Inc. or any of its affiliates or (iii) result in the grant of any proxy or power of attorney by the Holder, and (b) in the event that the Company LLCA or Company SHA contains a come-along or drag-along right with respect to a sale of the Company binding on the Holder with respect to its Warrant Shares, such come-along or drag-along right shall be subject to the following requirements: (1) all Warrant Shares held by the Holder are entitled to receive the same form and amount of consideration with respect to such shares upon consummation of the proposed transaction (the “Drag-Along Transaction”) as all other holders of shares of the same class as the Warrant Shares are entitled to receive with respect to their shares upon consummation of the Drag-Along Transaction; (2) any representations and warranties to be made by the Holder in connection with the Drag-Along Transaction are limited to representations and warranties related to authority, ownership of the Warrant Shares held by the Holder and the ability to convey title to such Warrant Shares; (3) the Holder shall not be required to enter into any indemnity agreement or otherwise be liable for the inaccuracy or breach of any representation or warranty made by any other person in connection with the Drag-Along Transaction (except for payments from an escrow covering such breach or inaccuracy by (A) the Company or (B) other shareholders of the Company with respect to identical representations and warranties provided by all shareholders), and the Holder’s aggregate liability in connection with the Drag-Along Transaction is pro rata in proportion to, and does not exceed, Holder’s net proceeds actually received in such Drag-Along Transaction; (4) the Holder shall not be required to enter into any covenant, obligation, or release, except, in the case of a release, solely to the extent the release is limited to claims arising in the Holder’s capacity as a stockholder of the Company; (5) the Drag-Along Transaction shall have been approved by the Board (as defined below); (6) all other equityholders of the Company are required to participate in such Drag-Along Transaction or shall have agreed to participate in such Drag-Along Transaction, in each case on terms no more beneficial to them than those set forth in this Section 1.2; and (7) the Company shall have complied with its obligations under the section titled “Right of First Notice” in the Schedule of Terms.

1.3 Cash Exercise. If the Holder elects to exercise this Warrant to purchase Warrant Shares for cash, the Holder will make payment by check or wire transfer, in the amount of the Exercise Price (as defined in the Schedule of Terms, subject to adjustment as provided herein) multiplied by the number of Warrant Shares for which this Warrant is being exercised. The Exercise Price is the product of an arms’-length negotiation and is intended to reflect the present fair market value of the Warrant Shares.

1.4. Net Issuance. If the Holder elects to exercise this Warrant on a net issuance basis, the Holder will not be required to make a cash payment, and the Company will issue to the Holder a number of Warrant Shares computed using the following formula:

X = (A - B) x C where:
A
X =	the number of Warrant Shares to be issued to the Holder;

A =	the Fair Market Value of one Warrant Share on the date of net issuance exercise;

B =	the Exercise Price (as adjusted to the date of such calculation); and

C =	the number of Warrant Shares issuable under this Warrant or, if only a portion of this Warrant is being exercised, the number of Warrant Shares as to which the Holder elects to exercise.

2. Delivery of Certificates; No Fractional Shares

Within five days after exercise of this Warrant, the Company will at its expense issue and deliver to the Holder (a) a certificate or certificates for the number of Warrant Shares to which the Holder is entitled upon such exercise or, if the Company does not issue certificates for its securities, an electronic certificate or other evidence of the valid issuance of the number of Warrant Shares to which the Holder is entitled upon such exercise, and (b) if applicable, a new warrant with terms identical to this Warrant to purchase that number of Warrant Shares as to which this Warrant has not been exercised. The Holder will for all purposes be deemed to have become the holder of record of such Warrant Shares on the date this Warrant is exercised, irrespective of the date of delivery of certificate(s) representing the Warrant Shares. No fractional shares or scrip will be issued upon the exercise of this Warrant. In lieu of a fractional share or scrip, the Company will pay the Holder an amount in cash equal to the Fair Market Value of the fractional share on the date of exercise.

3. Representations, Warranties, and Covenants

3.1 The Company represents and warrants that it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation. Assuming the accuracy of the representations of the Holder under Section 9, the Company represents and warrants that all corporate actions, approvals, and consents on the part of the Company, its officers, directors, equityholders, and any third party, necessary for the sale and issuance of this Warrant and the Warrant Shares have been taken, including the reservation of sufficient Warrant Shares.

3.2 The Company represents and warrants that the capitalization table attached as Exhibit C hereto accurately and completely reflects the Company’s authorized and issued equity capital as of the Issue Date. All of the outstanding shares of equity of the Company have been duly authorized, are fully paid and nonassessable, and were issued in compliance with applicable law.

3.3 The Company covenants that at all times during the Exercise Period there will be reserved for issuance such number of shares as is necessary for exercise in full of this Warrant. All Warrant Shares issued pursuant to the exercise of this Warrant will, upon their issuance, be validly issued and outstanding, fully paid and nonassessable, free and clear of all liens and other encumbrances or restrictions on sale, and free and clear of all preemptive rights, and such Warrant Shares will be issued free from all taxes, liens, and charges with respect to the issuance thereof.

3.4 The Company will not, directly or indirectly, by charter amendment or by reorganization, sale or transfer of assets, consolidation, merger, dissolution, issuance or sale of securities, or any other voluntary action (excluding for this purpose ordinary course operation of the Company’s business), (a) except as otherwise permitted by the terms of this Warrant, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times and in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights and interests of the Holder against impairment, or (b) take any action which is adverse to the rights and interests granted to the Holder in this Warrant without making appropriate provision to preserve such rights and interests or otherwise conflicts with the provisions hereof in a manner adverse to the Holder. The Company will not amend the Warrant Agreement, dated as of April 11, 2018, by and between the Company and AP VIII (SCA Warrant AIV), L.P. in a manner that is adverse to the rights and interests granted to the Holder in this Warrant without making appropriate provision to preserve such rights and interests.

4. Certain Events

4.1 Change of Control. Subject to, for the avoidance of doubt, the Schedule of Terms, in the event of (i) a Change of Control (as defined below) or (ii) a Significant Minority Event during the Exercise Period in which the consideration to be received by the Company or the stockholders of the Company, as the case may be, consists solely of cash (a “Cash Sale”) and at the time of such Change of Control or Significant Minority Event the Holder has not exercised this Warrant in full prior to consummation of such Cash Sale, and if the Fair Market Value of one Warrant Share (as of the closing date of such Cash Sale) is greater than the Exercise Price, then, in the case of such a Change of Control, or in the case of such a Significant Minority Event at the election of the Holder in its sole discretion (it being understood that any such election shall apply only to such Significant Minority Event and not to any other Change of Control or Significant Minority Event), this Warrant will be deemed automatically exercised with respect to each vested Warrant Share (including any Warrant Shares that vest immediately prior to the consummation of such Cash Sale in accordance with the Schedule of Terms) pursuant to a net issuance exercise under Section 1.4 (even if not surrendered) immediately before the consummation of such Cash Sale, and the Holder shall have the right to receive a portion of the proceeds payable in the Cash Sale equal to the amount payable to holders of the same number and class of shares as the Holder is entitled to receive pursuant to such exercise. This Warrant will automatically terminate (without relieving the Company or its successor of any obligations arising from a prior breach or non-compliance) with respect to such vested Warrant Shares following the payment of the amounts due to the Holder in connection with such Cash Sale. If any Warrant Shares are not vested at the consummation of any Cash Sale (taking into account any Warrant Shares that vest immediately prior to the consummation of such Cash Sale), and if the Fair Market Value of one Warrant Share (as of the closing date of such Cash Sale) is greater than the Exercise Price, then the Company will cause the acquiring, surviving, or successor person to assume the obligations of this Warrant with respect to such then-unvested Warrant Shares, and this Warrant will thereafter be exercisable with respect to such then-unvested Warrant Shares for securities of the acquiring, surviving, or successor person (and in any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after such Cash Sale such that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any securities deliverable after that event upon the exercise of this Warrant) and any reference herein to “Warrant Shares” shall include any other securities of the acquiring, surviving or successor person. If there is a Change of Control during the Exercise Period in which the consideration to be received by the stockholders of the Company consists of securities or other non-cash property (such Change of Control, a “Non-Cash Sale”), then the Company will cause the acquiring, surviving, or successor person to assume the obligations of this Warrant, and this Warrant will thereafter be exercisable for the same securities or other property that a holder of the same class of shares as the Warrant Shares would have been entitled to receive in connection with such transaction if such holder held the same number of shares as were purchaseable under this Warrant if this Warrant had been exercised immediately before the consummation of such Non-Cash Sale, subject to further adjustment from time to time in accordance with the provisions of this Warrant. For purposes of this Warrant, the term “Significant Minority Event” means any transaction or series of related transactions in which 30% or more of the Company’s voting power is transferred to a person or group (within the meaning of the Exchange Act) other than the Company’s equityholders or their affiliates immediately prior to such transaction or series of transactions.

4.2. Listing Event.

(a) In the event that the Company undertakes a Listing Event (as defined below), the Company will provide the Holder with notice prior to filing or submitting a registration statement (including a draft registration statement) that includes disclosure of beneficial owners of the Company’s equity in connection with a Listing Event (a “Listing Event Notice”). The Listing Event Notice must be provided at least 14 days prior to the earlier of (i) the “as of” date used by the Company for disclosure of beneficial owners and (ii) the date on which a Listing Event occurs.

(b) In the event that the Company determines that this Warrant or the terms hereof are required to be disclosed in connection with the Listing Event, the Company will provide the Holder with prompt written notice and an opportunity to comment on the proposed disclosure before such disclosure is made and, if reasonably requested by the Holder, will use commercially reasonable efforts (in cooperation with the Holder) to redact, seek a protective order or confidential treatment, or take other appropriate action to avoid such disclosure.

(c) Notwithstanding anything in this Warrant to the contrary: (i) from and after Holder’s receipt of a Listing Event Notice properly provided pursuant to Section 4.2(a), the Company will not honor any exercise of this Warrant, and the Holder will not have the right to exercise any portion of this Warrant, to the extent that, after giving effect to an attempted exercise set forth on the applicable Notice of Exercise, the Holder (or any of its affiliates and other persons whose beneficial ownership of the relevant securities would be aggregated with Holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act) would beneficially own in excess of 4.999% of any class of voting equity securities subject to the Exchange Act, calculated in accordance with Section 13(d) of the Exchange Act and the related rules and regulations and after giving effect to the exercise of this Warrant; (ii) none of the limitations of clause (i) will be taken into account when determining the amount of securities or other non-cash property subject to the assumed Warrant or the amount of cash the Holder is entitled to receive in the event of a Change of Control or Significant Minority Event; (iii) if a Listing Event Notice is not properly provided, the limitations of clause (i) will go into effect immediately prior to the “as of” date used by the Company for disclosure of beneficial owners in any registration statement; (iv) the provisions of this sentence should be construed and implemented in a manner otherwise than in strict conformity with the terms of this sentence to correct this sentence (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation of clause (i) or to make changes or supplements necessary or desirable to properly give effect to such limitation; and (v) the limitations in clause (i) may be waived or amended by the Holder, in its sole discretion, upon written notice to the Company, which waiver or amendment will not be effective until the 61st day after such notice is delivered by the Holder to the Company.

(d) In the event that there is an initial public offering or listing of shares on a national or foreign exchange of one of the Company’s equityholders, the Company will make appropriate provision so that the Holder will thereafter be entitled to receive, upon exercise of this Warrant, securities of such equityholder (and in any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder such that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any securities deliverable after that event upon the exercise of this Warrant).

4.3 Automatic Exercise before Expiration. To the extent this Warrant is not previously exercised as to all of the Warrant Shares issuable hereunder, and if the Fair Market Value of one Warrant Share (at such measurement date) is greater than the Exercise Price, this Warrant will be deemed automatically exercised pursuant to a net issuance exercise under Section 1.4 (even if not surrendered) immediately before its expiration. To the extent this Warrant or any portion thereof is deemed automatically exercised pursuant to this Section, the Company agrees promptly to notify the Holder in writing of the number of Warrant Shares, if any, the Holder is to receive by reason of such automatic exercise.

5. Adjustments

5.1 Reorganization. Upon any reorganization, reclassification, capital reorganization, or change in the capital stock of the Company (other than a Change of Control transaction covered by Section 4.1) affecting the same class of shares as the Warrant Shares, the Company will make appropriate provision so that the Holder will thereafter be entitled to receive, upon exercise of this Warrant, the number and type of securities or other property that a holder of the same class of shares as the Warrant Shares would have been entitled to receive in connection with such transaction if such holder held the same number of shares as were purchaseable under this Warrant if this Warrant had been exercised immediately before such reorganization, reclassification, reorganization, or change.

5.2 Adjustments for Stock Splits, Dividends. If the Company, directly or indirectly, issues any shares of the same class as the Warrant Shares as a stock dividend, or subdivides or combines such class of shares in a stock split, or issues any shares, options, warrants or other securities to the Company’s equityholders or their affiliates that are not on arms-length terms, then the Exercise Price in effect before such dividend, subdivision, combination or issuance will be proportionately decreased or increased, as applicable, and the number of Warrant Shares at that time issuable pursuant to the exercise of this Warrant will be proportionately increased or decreased, as applicable. Each adjustment in the number of Warrant Shares issuable will be to the nearest whole share and each adjustment of the Exercise Price will be calculated to the nearest cent. Any adjustment under this Section will become effective at the close of business on the date the subdivision or combination or issuance becomes effective, or as of the record date of such dividend.

5.3 Anti-Dilution Protection. If any shares of the same class as the Warrant Shares are entitled, under the Company’s constituent documents or any contract to which the Company is a party, to an adjustment in the event of dilutive issuances of equity, then the Warrant Shares will be entitled to the same adjustment.

5.4 Certificate as to Adjustments. If any adjustment is required to be made in the Exercise Price or number and type of securities issuable upon exercise of this Warrant, the Company will promptly give written notice to the Holder in the form of a certificate signed by an officer of the Company, setting forth the adjustment in reasonable detail.

6. Registration Rights; Information Rights

6.1 Registration Rights. All Warrant Shares issuable upon exercise of this Warrant will be subject to customary registration rights to be agreed upon by the Holder, the Company, and, to the extent applicable, the Company’s then-existing equityholders, promptly following the initial exercise of this Warrant (and, in any event, prior to consummation of any Listing Event). The Company shall not provide to the Holder any registration rights that are less favorable to the Holder than any registration rights that the Company has provided to any of its other equityholders holding an equal or smaller percentage equity interest in the Company at such time (provided, that all Warrant Shares issuable upon exercise of this Warrant, whether vested or unvested, will be taken into account in the determination of the Holder’s equity interest in the Company at such time).

6.2 Information Rights.

(a) The Company will deliver to the Holder:

(i) as soon as practicable, and in any event within 90 days, after the end of each fiscal year of the Company, an audited or reviewed consolidated balance sheet of the Company and its subsidiaries and statement of stockholders’ equity of the Company, in each case as of the last day of such year, and an audited or reviewed consolidated income statement and statement of cash flows of the Company and its subsidiaries, in each case for the period then ended, along with the notes to the financial statements, prepared in accordance with generally accepted accounting principles in the United States (as applicable);

(ii) as soon as practicable, and in any event within 60 days, after the end of each fiscal quarter of the Company, an unaudited income statement, an unaudited cash flow statement, an unaudited balance sheet, and a statement of stockholder’s equity, year to date and as of the end of such fiscal quarter;

(iii) as soon as practicable, and in any event within 30 days, after the consummation of any third party equity financing or any other material change in the equity capitalization of the Company, (A) an updated capitalization table for the Company (similar in format to the capitalization table attached as Exhibit C) as of the closing of such financing event or as of the date of such other material change, and (B) a copy of any amendments to the Company’s constituent documents, if applicable.

(iv) as soon as practicable, and in any event within 30 days, after any 409A reports or other similar opinions or reports setting forth a valuation of the Company’s equity interests, a copy of such opinion or report or a summary of the valuation set forth therein; and

(v) annual budgets of the Company, but only to the extent that, and at substantially the same time as, annual budgets are delivered to holders of shares of the same class as the Warrant Shares.

(b) On or before February 15th of each calendar year (or otherwise as provided herein), the Company will:

(i) provide such other information relating to the Company or its affiliates (at no out of pocket cost to the Company) as requested by the Holder and as may be reasonably required for the Holder or any of its affiliates to prepare or file any tax return or to prepare such filings with respect to the Company or any of its affiliates as may be required by any tax authority; and

(ii) reasonably cooperate (at no out of pocket cost to the Company) in preparing for any audit of, or dispute with a tax authority regarding any tax return of, the Holder or any of its affiliates relating to the Company or any of its affiliates.

(c) Information received by the Holder pursuant to this Section 6.2 will be used by the Holder and its affiliates for purposes of permitting the Holder and its affiliates to comply with their respective financial reporting and tax obligations (and any similar requirements of any governmental authority) and will be treated as confidential in accordance with the terms of the applicable non-disclosure agreement between the Holder and its affiliates and the Company.

7. Lost or Damaged Warrant Certificate

Upon receipt by the Company of a letter from the Holder stating loss, theft, destruction, or damage of this Warrant and evidence of indemnity or other security reasonably satisfactory to the Company of the loss, theft, destruction, or damage, the Company will execute and deliver to the Holder, without charge, a new warrant with identical terms as this Warrant.

8. Notices of Record Date, etc.

In the event of any corporate action requiring the Company to establish a record date for its stockholders, the Company will mail to the Holder, at least 14 calendar days prior to the earlier of the record date or such corporate action, a written notice specifying (a) the date on which any such event is to occur or such record is to be taken, (b) the amount and character of any stock or other securities, or rights or warrants, proposed to be issued or granted, the date of such proposed issuance or grant, and the persons or class of persons to whom such proposed issuance or grant is to be offered or made, and (c) in reasonable detail, the facts, including the proposed date, concerning any other such event.

9. Investment Intent

By accepting this Warrant, the Holder represents that it (a) is acquiring this Warrant for investment and not with a view to, or for sale in connection with, any distribution or public offering thereof within the meaning of the Securities Act, (b) understands that this Warrant and the Warrant Shares subject to this Warrant have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof and may be transferred only in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, and (c) is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act.

10. Miscellaneous

10.1 Certain Definitions. For purposes of this Warrant:

(a) “affiliate” means, as to any person, any person that directly or indirectly controls, is controlled by, or is under common control with that person.

(b) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(c) “Change of Control” means (i) any consolidation, merger, reorganization, or similar transaction involving the Company or its subsidiaries in which the Company’s equityholders and their affiliates immediately prior to such transaction own, immediately after such transaction, less than 50% of the voting securities of the surviving entity, (ii) any transaction or series of related transactions in which 50% or more of the Company’s voting power is transferred to a person or group (within the meaning of the Exchange Act) other than the Company’s equityholders and their affiliates immediately prior to such transaction or series of transactions, or (iii) the sale, lease, exclusive license, or other transfer, in any transaction or series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries.

(d) “Fair Market Value” of a Warrant Share means:

(i) if shares of the same class as the Warrant Shares are traded on an exchange or an over-the-counter market, the average of the closing price for the five business days immediately preceding the date of net issuance exercise;

(ii) if the net issuance exercise is in connection with a Change of Control, the value of the consideration to be received pursuant to such Change of Control by the holder of a share of the same class as the Warrant Shares; and

(iii) if neither of the above clauses applies, the Fair Market Value will be the price for a share of the same class as the Warrant Shares that the Company could obtain from an arms’-length buyer who is not a current or former employee, officer, or director of the Company or its affiliates (such price to be exclusive of any control or other similar premium), as determined in good faith by the Company’s board of directors (or equivalent governing body) (the “Board”). The Company will promptly provide the Holder a written summary of such determination.

(e) “Listing Event” means any of the following: (i) the closing of the Company’s initial public offering of securities pursuant to an effective registration statement filed under the Securities Act in which the securities are listed on a national securities exchange, or the listing of the Company’s shares on a stock exchange outside of the United States; or (ii) the registration of the Company’s securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor statute, in connection with its initial public offering, or the occurrence of any other event that results in the Warrant Shares becoming a class of “equity security,” as such term is defined in Rule 13d-1(i) under such Act.

(f) “person” means any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity, or governmental or regulatory authority.

10.2 No Stockholder Rights or Liabilities. Prior to exercise, this Warrant will not entitle the Holder to any voting rights or other rights as a stockholder of the Company other than as set forth in this Warrant. In no event will the Holder have any liability hereunder, other than the consideration payable upon exercise of this Warrant pursuant to Section 1.1 hereof.

10.3 Notices. Any notice under this Warrant will be given in writing and will be sent by nationally recognized overnight courier service, certified mail (return receipt requested), receipted facsimile, or personal delivery to the other party at the address below. A party may change its notice address by giving notice in accordance with this Section.

If to the Holder:	If to the Company: to the address set forth below	10.4
Amazon.com NV Investment Holdings LLC	the Company’s signature at the end of this
c/o Amazon.com, Inc.	Warrant.
P.O. Box 81226
Seattle, WA 98108-1226
Fax: (206) 266-7010
Attn: General Counsel

Amendments and Waivers. Any term of this Warrant may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

10.5 Governing Law; Severability; Jurisdiction; Venue. This Warrant will be governed by and construed under the laws of the State of Delaware without regard to principles of conflict of laws. If any Section or provision of this Warrant is found or be held to be illegal, invalid, or unenforceable, the remainder of this Warrant will be valid and enforceable and the parties in good faith will negotiate a substitute, valid, and enforceable provision that most nearly effects the parties’ intent in entering into this Warrant. The parties irrevocably consent to the jurisdiction and venue of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within the State of Delaware) in connection with any action relating to this Warrant.

10.6 Transfer; Successors and Assigns. This Warrant and all rights hereunder are transferable by the Holder, (a) in whole or in part, to any affiliate of the Holder, or (b) in whole to any non-affiliate of the Holder with the prior written consent of the Company (not to be unreasonably withheld or delayed), provided that the rights of the Holder described under the headings “Right of First Notice” and “Additional Terms” of the Schedule of Terms are non-transferrable except to an affiliate of the Holder, in each case upon surrender of this Warrant properly endorsed or accompanied by written instructions of transfer attached as Exhibit D hereto, and the Company will issue a new warrant reflecting such transfer but otherwise identical to this Warrant. The Company may not assign this Warrant or its obligations under this Warrant without the prior written consent of the Holder. The terms and conditions of this Warrant will inure to the benefit of, and be binding on, the respective successors and permitted assigns of, the Company and the Holder, respectively.

10.7 Income Tax Treatment. The parties acknowledge that this Warrant is not being issued in connection with the performance of services within the meaning of Section 83 of the Code, the Holder will control the valuation of this Warrant for all relevant tax purposes, and the issuance of this Warrant represents a closed transaction for income tax purposes. The parties will not take a position on any income tax return inconsistent with the foregoing sentence.

10.8 Headings; Construction. The headings in this Warrant are for purposes of reference only and will not limit or otherwise affect the meaning of any provision of this Warrant. The words “include” and “including” will be deemed in each case to be followed by the words “without limitation.”

11. Additional Terms

11.1 Use of Terms. All references in this Warrant to “stock” or “shares” will be interpreted to refer to units, membership interests, or limited liability company interests, as applicable with respect to the Company, and all references to “stockholders” will be interpreted to refer to unitholders or interest holders, as applicable with respect to the Company. For the avoidance of doubt, the term “Warrant Shares” refers to the number and class of equity as more particularly described in the Schedule of Terms.

11.2 No Capital Contribution. In the event that the Holder exercises this Warrant, in whole or in part, the Holder will not be required to make any capital contribution to the Company as a condition of its admission as a member of the Company.

11.3 Tax Treatment. The Company represents and warrants that it has made a valid U.S. tax election to be treated as an association taxable as a corporation for U.S. tax purposes and the Company covenants that it will not make a U.S. tax election to be treated as anything other than an association taxable as a corporation without receiving the prior written consent of the Holder, such consent to not be unreasonably withheld.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

SCA ACQUISITION HOLDINGS, LLC

By:	/s/ Jude Bricker
Name:	Jude Bricker
Title:	CEO

Company address for notices: 2005 Cargo Road, Minneapolis, MN 55450 Attention: CFO with a copy to: Attention: General Counsel same address as above

[Signature Page to Warrant]

Exhibit A

SCHEDULE OF TERMS OF WARRANT SHARES

Capitalized terms used in this Schedule of Terms have the meanings ascribed to those terms in the Warrant.

Name of Company:	SCA Acquisition Holdings, LLC

Jurisdiction of formation and type of entity:	Delaware limited liability company

Class of equity subject to Warrant:	Common Stock

Number of Warrant Shares (as of Issue Date, assuming full vesting of the Warrant):	502,028

Assumed valuation (as of Issue Date) on a fully diluted, post-exercise basis:	$715,000,000

Exercise Price (as of Issue Date):	$286.46 per Warrant Share

Holder’s fully diluted ownership percentage of the Company (as of Issue Date, assuming full vesting of the Warrant):	15%

Exercise Period:	From the Issue Date until the 8th anniversary of the Issue Date

Vesting Schedule:	The Warrant Shares will vest and become exercisable on the following schedule:

• 33,469 Warrant Shares will vest on Issue Date of this Warrant;

•  [***] Warrant Shares will vest on the date on which the cumulative total amount of fees or other amounts paid to the Company or any of its controlled affiliates by or on behalf of the Holder, Amazon.com, or any of their affiliates (such fees or other amounts, “Payments”; provided that “Payments” will not include reimbursable and direct pass-through expenses (but will include start-up payments and termination payments) pursuant to the Commercial Agreement) equals or exceeds $[***];

•  [***] Warrant Shares will vest for each additional incremental $[***] in cumulative Payments (a “Milestone”), on each date on which a Milestone is achieved. For the avoidance of doubt, all of the Warrant Shares will be vested once the cumulative total amount of Payments equals or exceeds $1,120,000,000.

Acceleration of Vesting:	Any unvested Warrant Shares will become fully vested and immediately exercisable (i) immediately prior to the consummation of any Change of Control (other than a Non-Qualifying Change of Control), (ii) immediately prior to the consummation of any Significant Minority Event (other than a Non-Qualifying Significant Minority Event), or (iii) upon termination of the Commercial Agreement (as defined below) by the Holder, Amazon.com Services, Inc., or any of their affiliates following an “Event of Default” by Sun Country, Inc. pursuant to Section 4.5 thereof on the terms set forth in the Commercial Agreement and subject to any cure periods set out therein, following a Non-Qualifying Change of Control or any Significant Minority Event whereby the ultimate acquirer is a financial sponsor.

Fifty percent (50%) of the then-unvested Warrant Shares will become fully vested and immediately exercisable upon termination of the Commercial Agreement (as defined below) by the Holder, Amazon.com Services, Inc., or any of their affiliates based on Sun Country, Inc.’s failure to maintain required “Arrival Performance” pursuant to Section 4.2.2 thereof on the terms set forth in the Commercial Agreement and subject to any cure periods set out therein, following a Non-Qualifying Change of Control.

For purposes of this Schedule of Terms, a “Non-Qualifying Change of Control” means a Change of Control whereby the ultimate acquirer is a financial sponsor (provided that this Warrant remains outstanding as a warrant for a class of equity in the Company or an entity that is a parent company of (or successor, as holding company of the business operated by the Company and its direct or indirect subsidiaries, to) the Company, and in either case, such entity is the sole entity in which investors hold equity and such entity is therefore the relevant entity for any future liquidity event or change of control transaction (as determined by the Holder and the Company in good faith), and such warrant entitles the Holder (or its permitted assignee) to the same rights (including the right to continue to vest Warrant Shares) and includes (as closely as reasonably practicable) the same economic terms and economic interest as are set forth in this Warrant (as determined by Holder and the Company in good faith)), and a “Non-Qualifying Significant Minority Event ” means (i) any initial public offering or follow-on equity offering by the Company or the Company’s equityholders that are affiliates of Apollo Global Management, Inc. (for the avoidance of doubt, without prejudice to the last sentence of Section 4.2) conducted pursuant to an effective registration statement; provided that no person or group (within the meaning of the Exchange Act) acquires more than 50% of the voting interests of the Company in such initial public offering or follow-on offering or (ii) any Significant Minority Event whereby the ultimate acquirer is a financial sponsor (provided in each case that this Warrant remains outstanding as a warrant for a class of equity in the Company or an entity that is a parent company of (or successor, as holding company of the business operated by the Company and its direct or indirect subsidiaries, to) the Company, and in either case, such entity is the sole entity in which investors hold equity and such entity is therefore the relevant entity for any future liquidity event or change of control transaction (as determined by the Holder and the Company in good faith), and such warrant entitles the Holder (or its permitted assignee) to the same rights (including the right to continue to vest Warrant Shares) and includes (as closely as reasonably practicable) the same economic terms and economic interest as are set forth in this Warrant (as determined by Holder and the Company in good faith)).

Commercial Agreement related to Warrant (the “Commercial Agreement”):	Air Transportation Services Agreement, dated as of the date hereof, by and between Sun Country, Inc. and Amazon.com Services, Inc., as the same may be amended, modified, supplemented or replaced from time to time.

Right of First Notice:	In the event the Company or the direct or indirect equityholders of the Company propose to initiate a process to explore a Change of Control, or to accept any offer from any person for, or enter into negotiations with any person with respect to, a Change of Control (each such proposed Change of Control, and negotiations with respect thereto, a “Proposed Sale”), the Company will provide to the Holder written notice thereof (a “Sale Notice”) at least 30 days prior to entering into any definitive agreement or binding letter of intent with respect to such Proposed Sale, stating in reasonable detail the terms and conditions of such Proposed Sale, and the Holder will have the right to enter into non- exclusive, good faith negotiations with the Company and the direct or indirect equityholders of the Company in respect of the Proposed Sale or another similar transaction, and the Company and the direct or indirect equityholders of the Company will not be permitted to enter into any definitive agreement or binding letter of intent with respect to such Proposed Sale before the expiration of such period (such period, as may be extended by the occurrence of an Adverse Change (as defined below), the “Negotiation Period”). In the event of any price decrease or other changes to the terms and conditions set forth in the Sale Notice which are materially more favorable to the person making the offer for a Proposed Sale (such decrease or change, an “Adverse Change”), the Company and the direct or indirect equityholders of the Company will not be permitted to enter into any definitive agreement or binding letter of intent with respect to such Proposed Sale unless the Company has first provided a new Sale

Notice to the Holder with at least 10 calendar days’ advance notice. In the event that the Holder makes an offer with respect to a Proposed Sale or another similar transaction during any period contemplated by this paragraph that the Company and its equityholders do not accept, the Company and its equityholders may only consummate a Proposed Sale with a third party at a price that is greater than that contained in such offer from the Holder. If the Company or its equityholders do not execute a definitive agreement with respect to a Proposed Sale within 6 months of the expiration of the Exclusivity Period, the Company and its equityholders shall be required to again comply with the requirements of this paragraph with respect to a Proposed Sale.

Additional Terms:	Board Director or Observer:

For so long as the (i) Holder holds the Warrant or any Warrant Shares issued upon exercise of the Warrant and (ii) the Commercial Agreement remains in effect, prior to a Change of Control (other than a Non-Qualifying Change of Control) (it being understood that in connection with any such Change of Control, the Company and the Board shall use commercially reasonable efforts to request the prospective acquirer to continue the Holder’s director and observer rights as set forth herein), but subject to any applicable stock exchange or listing rules, the Company agrees that the Holder will have the right, but not the obligation, to designate (or, following a Listing Event, nominate) at the Holder’s option (i) an individual to serve on the Board (the “Holder Director”) or (ii) an individual to attend meetings of the Board (any such individual, a “Holder Observer”). The Holder Director will have the same protections and rights as other directors of the Company, including voting rights, indemnification, exculpation, and advancement of expenses. The Holder Observer will have full rights to participate in meetings of the Board as an observer and to receive notice and all materials and information in respect thereof at the same time as members of the Board, but will not have the right to vote at any such meeting or act on behalf of the Board. The Company will reimburse the reasonable out-of- pocket expenses incurred by the Holder Director and/or the Holder Observer in connection with any of the foregoing matters in accordance with the terms of the Company LLCA (if applicable). The Company acknowledges any Holder Observer shall not owe any fiduciary duties or any other similar obligations or duties, including in law or equity, to the Company, its subsidiaries or its stockholders, and may act all times in the best interests of the Holder and its affiliates. The Company shall prepare and provide, or cause to be prepared and provided to the Holder Director and/or the Holder Observer, as applicable, any materials or other information generally prepared for or given to other members of the Board, as and when prepared for or given to such other members, as well as any other materials or other information relating to the management, operations, and finances of the Company, as and when generally provided to members of the Board or as and when reasonably requested by the Holder Director and/or Holder Observer, as applicable; provided that the failure to deliver or make available one or more of the items described in this sentence to the Holder Observer shall not affect the validity of any action taken by the Board; provided, further, that the Company shall not be required to provide to the Holder Observer any such information, the provision of which the Company determines based on advice from external counsel would reasonably be expected to jeopardize an attorney-client or similar privilege or cause a loss of attorney work product protection (provided, however, that the Company withholds only such portion of the information that is subject to the privilege or protection, and provides the Holder Observer with any portions of such information that would not reasonably be expected to jeopardize an attorney-client or similar privilege or cause a loss of attorney work product protection); provided, further, that the Company will not be obligated to provide access to, or to disclose, and may withhold, and the applicable Holder Director and/or Holder Observer shall not be entitled to attend and otherwise participate in, or observe such meetings or portions thereof if Board determines in good faith that such information (i) relates to the Company’s relationship to the Holder and its affiliates under the Commercial Agreement or this Warrant, and (ii) poses a genuine conflict of interest between the Company, on the one hand, and the Holder and its affiliates, on the other.

Management Meetings:

From time to time during the Exercise Period, and no less than once per fiscal quarter of the Company, the Company’s senior management will meet with representatives of the Holder and its affiliates, at such times and places as are mutually agreed upon by the Holder and the Company, to assess their existing business relationship.

Additional Issuances of Certain Securities:

If, at any time prior to the second anniversary of the Issue Date of this Warrant, the Company shall, directly or indirectly, issue or be deemed to have issued (i) any options or warrants to purchase or rights to subscribe for shares of any class of capital stock of the Company, or (ii) any securities or instruments that by their terms are convertible into or exchangeable for shares of any class of capital stock of the Company, or options or warrants to purchase or rights to subscribe for any such convertible or exchangeable securities or instruments, in each case, to a customer or commercial partner of the Company or its affiliates in connection with such customer or partner relationship (clauses (i) and (ii) collectively, “Covered Securities”), then the Company shall not provide to the holder of any such Covered Securities any rights, benefits, or other terms that are more favorable to such holder than the rights, benefits, and terms provided to the Holder under this Warrant unless, in any such case, this Warrant has been amended (or is amended concurrently with the issuance of such Covered Securities) to provide the Holder with such favorable rights, benefits, and terms.

Exhibit B

NOTICE OF EXERCISE

To:	Company Name: (the “Company”)

Address:

The undersigned hereby irrevocably elects to exercise the attached Warrant as follows:

☐ purchase Warrant Shares pursuant to the terms of the attached Warrant, for an aggregate purchase price of $ .

☐ net issuance exercise with respect to ___________ Warrant Shares pursuant to the terms of the attached Warrant, for such number of shares of equity of the Company as is determined pursuant to Section 1.4 of the attached Warrant.

The undersigned requests that certificates for such shares be issued in the name of and delivered to the address of the undersigned, at the address stated below and, if such number of shares are not all the shares that may be issued pursuant to the attached Warrant, that a new Warrant evidencing the right to purchase the balance of such shares be registered in the name of, and delivered to, the undersigned at the address stated below.

Balance shares for new Warrant to be issued:

Dated:

Name of Holder of Warrant:

                                             (please print)

Address:

Signature:

Exhibit C

COMPANY CAPITALIZATION AS OF ISSUE DATE

	Authorized Shares	Issued and Outstanding Shares	Fully Diluted Shares	Fully Diluted Ownership %
Common Stock:
Total Common Stock	5,000,000	360,009	360,009	10.76%

Warrants:
Existing warrant to purchase Common Stock		2,117,991	2,117,991	63.28%
Amazon Warrant		502,028	502,028	15.000%

Total Warrants		2,620,019	2,620,019	78.28%

Equity Incentive Plan:
Vested (time based) Management Options		27,637	27,637	0.83%
Allocated but Unvested Management Options		272,597	272,597	8.14%
Unallocated Management Options		66,594	66,594	1.99%

Total Incentive Plan Shares		366,828	366,828	10.96%

TOTAL				100.000%

Exhibit D

ASSIGNMENT

For value received the undersigned sells, assigns and transfers to the transferee named below the attached Warrant, together with all right, title and interest, and does irrevocably constitute and appoint the transfer agent of the Company as the undersigned’s attorney, to transfer said Warrant on the books of the Company, with full power of substitution in the premises.

Name of Company:

Dated:

Name of Holder of Warrant:

                                                         (please print)

Address:

Signature:

Name of transferee:

                                                         (please print)

Address of transferee: